October 7, 2005

By Facsimile and U.S. Mail

W. Mark Young, Esq.
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002

	Re:	Motient Corporation
		Schedule TO-I
		Filed September 27, 2005

Dear Mr. Young:

	We have the following comments on the above-referenced filing:

Offer to Exchange
Cover Page
1. Revise the first paragraph to describe the "defect listed above."

Page iii
2. You state that shareholders should not assume that the
information
disclosed in this document or incorporated into this document "is correct as of any time subsequent to their respective dates, or .
.. .
that there has been no change in the information set forth therein
or
incorporated therein by reference . . . ."  This disclosure is inconsistent with your obligation under Rules 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed. Please revise.

Available Information
3. Please note that the Commission moved to 100 F Street, NE,
Washington DC.
4. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A into the Schedule and the disclosure document. It does not appear that you have incorporated all the information required by 1010(a), such as the ratio of earnings to fixed charges and the book value per share.
Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders.
See
Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise to include at least the summary financial information required by
Item 1010(c), and advise us how you intend to disseminate the information.
5. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Cautionary Note Regarding Forward-Looking Statements, page iv
6. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A
No. 2 in Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. In addition, revise this section to clarify your duty to update the document to reflect material changes in the information previously disclosed.

Questions and Answers About the Exchange Offer, page 1
7. We note the reference on page 1 to the fact that tendering security holders must tender of a release and must consent to a change in the registration rights agreement and the escrow agreement with respect to the Series A Preferred stock. Revise the first page of the Q&A section and the first page of the document to highlight these requirements. Highlight the legal significance of the release and the changes to the registration rights agreement. Clarify what effect withdrawing tendered shares would have on the release and consents.
8. Revise the Q&A on page 1 to highlight, and another appropriate portion of the document to clarify whether Motient believes the Series A Preferred stock is valid. Clarify why the "confusion with respect to the voting rights, . . . could adversely affect the validity of the Series A Preferred or prevent the Company from obtaining accounting consents required to register the common stock underlying the Series A Preferred" as noted on page 1.
9. Revise the Q&A to highlight the risk discussed on page 12 that the
Series A preferred "could be found to be void."
10. Revise the Q&A on pages 4-5 to clarify that all conditions of the offer must be satisfied or waived prior to expiration of the offer, rather than prior to your acceptance of tendered securities the day after the offer has expired.
11.
Refer to the penultimate Q&A on page 5. Revise to disclose the reasons why the board makes no recommendation with respect to whether
Series A Preferred holders should tender into the offer.  See Rule
14e-2.

Litigation Challenging the Validity of the Series A Preferred, page 9
12. Provide us copies of the complaint, answer, and other material pleadings in the litigation referenced here.

Summary-The Exchange Offer, page 10
13. It is unclear why your summary appears on page 10. In future filings, be certain your summary term sheet begins on page 1 of the document and summarizes all of the most material terms of the transaction. In this regard, it appears that you should revise the
Q&A or the cover page to highlight the minimum condition and the fact that the Series A and Series B voting rights differ in the number of directors they would be able to elect (two directors for Series A versus a majority of directors for Series B).

Other Matters Regarding Tendering Outstanding Shares, page 17
14. Revise the disclosure here and in the letter of transmittal to clarify that a tendering security holder does not release the company from liability under the federal securities laws. See Exchange Act
Section 29(a).

Acceptance of Shares of Series A Preferred for Exchange, page 18
15. You state, "Motient may, at its option, elect to accept shares of
Series A Preferred for exchange prior to the Expiration Date, provided that such shares of Series A Preferred have been validly tendered and no withdrawal rights then exist for such shares of Series A Preferred." As you must provide withdrawal rights during the entire term of the offer, and a subsequent offering period is not available to you, you cannot accept any shares prior to the expiration date. Revise this sentence and the following sentence of the first paragraph in this section to clarify.

Conditions of the Exchange Offer, page 19
16. The second paragraph of this section, which introduces the numbered conditions, does not appear to be consistent with the disclosure in each of the conditions. For example, it appears that you state that the conditions will be satisfied unless a majority of
Series A Preferred shares shall have tendered, etc.  Please
clarify.
17. If you waive the minimum tender condition, it appears that there
would be a material change in the offer.
18. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  With this in mind, please revise the
following
conditions:
* Revise condition (v)(b) to clarify what you mean by "any significant change" in the trading price of your common stock.
* Revise condition (v)(d) to clarify "any limitation . . . that .
.. .
might affect the extension of credit by banks or other lending institutions."
19. Refer to paragraphs (ii)-(iv) and (v)(d). We note that you may determine in your "sole judgment" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the conditions to include an objective standard for the determination of whether a condition has been satisfied.
20. Refer to the disclosure in condition (v)(f), which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
Exchange Agent, page 20
21. We note you will pay the exchange agent "customary fees for its services." We note your reliance on Section 3(a)(9) to issue the Series B Preferred without registration. Revise to summarize the terms of your agreement with the exchange agent, including a summary of the terms of the consideration to be received by the exchange agent.

Fees and Expenses, page 20
22. Revise to provide a breakdown showing the sources of the
$100,000
in total fees and expenses of this exchange offer.


Material United States Federal Income Tax Considerations, page 25
23. You are required to summarize the material tax consequences of the transaction. Revise the introduction to eliminate the qualifiers such as the description of this disclosure as a "general discussion," the qualifier "in general" and the "General" heading on page 26. Also revise to confirm that you have disclosed all material federal tax consequences and clarify the second sentence of this section accordingly.
Letter of Transmittal
24. In paragraph 5 of the letter beginning "Ladies and Gentlemen," you state, "If Motient makes a material change in the terms of the
Exchange Offer or the information concerning the Exchange Offer in a manner determined by Motient, in its sole discretion, to constitute a material adverse change to the Holders of shares of Series A Preferred, Motient will disseminate additional material in respect of the Exchange Offer and will extend the Exchange offer to the extent required by law." This disclosure is inconsistent with your duty to disseminate notice of any material change (positive or negative) pursuant to Rules 13e-4(c)(3), (d)(2) and (e)(3), as noted above. Revise the letter of transmittal accordingly
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *


Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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W. Mark Young, Esq.
October 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE